

Darren Lund

Co-Founder at Echo Mind AI

Provo, Utah, United States · Contact info

Echo Mind AI

BYU Brigham Young University

Experience

Co-Founder
Echo Mind AI · Full-time
Nov 2020 - Present · 1 yr 5 mos
Provo, Utah, United States

Echo Mind Ai is working to apply the power of artificial intelligence and machine learning to ultrasound in the musculoskeletal arena. In helping to start Echo Mind Ai, I worked on the following tasks, among others: ...see more

Brigham Young University
5 yrs 8 mos

- **Graduate Teaching Assistant**
  Apr 2019 - Apr 2021 · 2 yrs 1 mo
  Provo, Utah, United States

  Assisted in running the Differential Calculus course at BYU;
  Graded HW for Mathematical Analysis in the Applied and Computational Mathematics Emphasis (ACME) program.

- **Research Assistant**
  May 2018 - Mar 2019 · 11 mos
  Coimbra Area, Portugal

  Studied Physical-Layer Security by using beamforming and Automatic Request Query (ARQ).
  Designed and wrote a Python program to simulate the effect of different beamforming techniques on transmission security.

- **Researcher**
  May 2017 - May 2018 · 1 yr 1 mo
  Provo, Utah, United States

  Researched water poor countries to determine optimal water interventions in terms of DALYs/Dollar.
  Collected, cleaned, and analyzed data to determine contributing variables.

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Machine Learning Intern
Messner Reeves LLP · Internship
Aug 2020 - Mar 2021 · 8 mos
Provo, Utah, United States

Designed and Built Machine Learning architecture for predicting billing adjustments.

Missionary
The Church of Jesus Christ of Latter Day Saints
May 2013 - Apr 2015 · 2 yrs
Fort Collins, Colorado Area; Rio de Janeiro, Brazil

Leading a small team in helping them to understand their duties and responsibilities while being an example of diligent and effective work.
Presenting ideas and concepts for life improvement to strangers and associates in clear, concise messages.

Lower Division Math Tutor
Brigham Young University
Aug 2012 - Apr 2013 · 9 mos
Provo, Utah Area

Tutoring students in Algebra, Trigonometry, Differential Calculus, and Integral Calculus.

Education

Brigham Young University
Master's degree, Mathematics
2019 - 2021

I'm helping in developing new mathematical theories for network decompositions using Discrete Fourier Transforms.
Pursued courses in Applied Mathematics, including asymptotic, probability theory, and modeling/predicting outcomes with probabilistic models.

Brigham Young University
Bachelor's degree, Applied Mathematics
2012 - 2019

College of the Redwoods
Associate's degree, Liberal Arts with an emphasis in Science Exploration
2009 - 2012